                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549

                                     SCHEDULE 13G

                                  (AMENDMENT NO. 5)

                      Under the Securities Exchange Act of 1934

                                    HACH COMPANY
                              -------------------------
                                   (Name of Issuer)


                                     COMMON STOCK
                            ------------------------------
                            (Title of class of securities)


                                     404504 10 2
                            ------------------------------
                                    (CUSIP Number)







         Check THE following box if a fee is being paid with this
statement: /  /
           ---





                                                           Page  1  of  6  Pages


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                                                           Page  2  of  6  Pages
CUSIP No. 404504 10 2
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.                     Hach Company Employee
     S.S. or I.R.S. Identifica-                      Stock Ownership Plan and
     tion Nos. of Above Persons                      Trust
                                                     F.E.I.N. 84-1126463

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box
     if a Member of a Group                            (a)
                                                     ---------------
                                                       (b)
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of                         Colorado
     Organization

-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                                              -0-
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                                               -0-
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                                         687,269
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                                           -0-
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially                       687,269
     Owned by Each Reporting Person
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount
     in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented
     by Amount in Row (9)                                  6.04%

-------------------------------------------------------------------------------
(12) Type of Reporting Person*
                                                             EP
-------------------------------------------------------------------------------


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                                                           Page  3  of  6  Pages

                                     SCHEDULE 13G
                                  (AMENDMENT NO. 4)

ITEM 1.

    (a)  Name of Issuer:  Hach Company

    (b)  Address of Issuer's Principal Executive Office:

         5600 Lindbergh Drive
         Loveland, Colorado  80537

ITEM 2.

    (a)  Name of Persons Filing:       Hach Company Employee Stock Ownership
                                       Plan and Trust (referred to herein as
                                       the "Reporting Person" or the "Plan")

    (b)  Address of Principal Business Office or, if none, Residence:

              5600 Lindbergh Drive
              Loveland, Colorado


    (c)  Citizenship:  The Plan assets are held in Colorado.

    (d)  Title of Class of Securities:  Common Stock

    (e)  CUSIP Number:  404504 10 2

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a)       Broker or Dealer registered under Section 15 of the Act;
         -----

    (b)       Bank as defined in Section 3(a)(6) of the Act;
         -----

    (c)       Insurance Company as defined in Section 3(a)(19) of the Act;
         -----

    (d)       Investment Company registered under Section 8 of the Investment
         -----     Company Act;


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                                                           Page  4  of  6  Pages


    (e)       Investment Adviser registered under Section 203 of the Investment
         -----     Advisers Act of 1940;

    (f)    X  Employee Benefit Plan, Pension Fund which is subject to the
         ----- provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

    (g)       Parent Holding Company, in accordance with Rule
         -----     13d-1(b)(ii)(G);

    (h)       Group, in accordance with Rule 13d-1(b)(1)(ii)(H).
         -----

ITEM 4.  OWNERSHIP.

    (a)  Amount Beneficially Owned:

              687,269

    (b)  Percent of Class

                6.04%

    (c) The number of shares which the Reporting Person owns and the nature of the Reporting Person's beneficial ownership is as follows:

    (i)  Sole power to vote or direct the vote:    0

    (ii) Shared power to vote or direct the vote:  0*

   (iii) Sole power to dispose or direct the disposition:    0

    (iv) Shared power to dispose or direct the disposition:  0

 * Excluded from the number of shares which the Plan has the power of vote are 687,269 shares which are allocated to the accounts of individual account holders of the Plan, and as to which the individual account holders have the right to vote. The Plan's Trustees have only contingent voting rights with respect to these shares, which are imposed by ERISA. On December 31, 1996, no matters were submitted to the vote of shareholders, and therefore no account beneficiaries had failed to exercise their voting rights or otherwise triggered the contingent voting obligations imposed on the Trustees of the Plan 1 by ERISA.


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                                                           Page  5  of  6  Pages


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

    Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

    Dividends and proceeds from the sales of any shares owned are allocated to the accounts of the beneficiaries of the Plan on a regular basis throughout the year.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

    Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

    Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

    Not applicable.

ITEM 10. CERTIFICATION.

    By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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                                                           Page  6  of  6  Pages


                                      SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

                                                 HACH COMPANY EMPLOYEE STOCK
                                                 OWNERSHIP PLAN AND TRUST
                                                 BY:


                                                  /S/ Loel J. Sirvoy
                                                 ----------------------------
                                                 Loel J. Sirovy, Co-Trustee


                                                  /S/ Randall A. Peterson
                                                 ----------------------------
                                                 Randall A. Peterson,
                                                 Co-Trustee


                                                  /S/ GARY R. DREHER
                                                 ----------------------------
                                                 Gary R. Dreher, Co-Trustee


February 13, 1997